

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Daniel G. Cohen
Chief Executive Officer
FinTech Acquisition Corp. IV
2929 Arch Street
Suite 1703
Philadelphia, PA 19104-2870

> **Re: FinTech Acquisition Corp. IV**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 4, 2021**
> **File No. 001-39558**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed February 4, 2021

Risk Factors, page 57

1.   Please include a separate risk factor that specifically addresses the risk to investors related to PWP's recent history of operating losses. Also please expand your disclosure in the "Information About PWP" and "Summary" sections that explains why you believe that having recent periods of operating losses demonstrates robust financial performance.

Our revenue in any given period is dependent on the number of fee-paying clients..., page 64

2.   Please revise this section to identify any individual clients, if any, that account for ten percent or greater of your revenues.

<u>Our business is subject to various cybersecurity and other operational risks, page 73</u>

3. Please indicate whether you have experienced any cybersecurity related disruptions in the most recent fiscal period that resulted in any increased risks or significant losses.

<u>Our revenue in any given period is dependent on the number of fee-paying clients..., page 77</u>

4. Please quantify the percentage your net revenue that you received in other currencies in the most recent fiscal period.

<u>Accounting for the Business Combination, page 105</u>

5. Although some parts of your proposed transaction (including, for example, the contribution of the general partner interest in PWP OpCo from Professional Partners to the Perella Weinberg Partners) may effectively represent a transaction between entities under common control, please revise this disclosure to include discussion of reverse recapitalization accounting associated with the acquisition of FinTech Acquisition Corp IV as discussed on page 38 and partially discussed in Note 1 to this pro forma financial information. Additionally, address the accounting for the joint ownership by you, Professional Partners and certain existing partners of PWP OpCo in conjunction with business combination, including the related ownership interests and the allocation of operating results.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Basis of Pro Forma Presentation, page 106</u>

6. Disclose the joint ownership assumptions of PWP OpCo by and amongst you, Professional Partners and certain existing partners in your Pro Forma Presentation.

<u>Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 112</u>

7. Please tell us why you charged the $48.7 million loss on extinguishment of debt in adjustment (h) to partner's capital instead of accumulated deficit consistent with the treatment of adjustment (kk).

8. Please tell us why the stock compensation associated with adjustments (cc), (ff), (nn), and (pp) appear to be charged wholly to noncontrolling interests. Reference for us the authoritative literature you rely upon to support your allocation. In your response:
    •   Elaborate on your disclosure on page 242 indicating that "[e]quity awards granted by Professional Partners have no economic impact on investors of the Company" and equity-based compensation on awards granted by Professional Partners in connection with the TPH acquisition "had no economic impact on PWP OpCo." Explain why Professional Partners is consolidated with PWP Holdings LP if equity-based compensation has no economic impact on PWP OpCo.
    •   Explain your consideration of the guidance in SAB 5T when allocating net loss between the on-going operations and noncontrolling interests.

- Explain why some limited portion of compensation appears to apply to the on-going company as depicted in adjustment (g).

9.   Disclose the noncontrolling interest percentage for pro forma adjustments 2(m), 2(r), 3(cc), 3(ff), 4(nn) and 4(pp).

Background of the Business Combination, page 151

10.   We note your disclosure on page 152 that "Prior to the consummation of the Company's IPO, neither the Company, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with the Company." and that FTIV's IPO was effective on September 24, 2020.

   We also note your disclosure that "from March through April 2020, Ms. Cohen, Mr. Cohen, and Ms. Abrams, in their then capacities as advisors to FinTech Acquisition Corp. III, an affiliate of the Company, met with executives from PWP about potentially pursuing a business combination between FinTech Acquisition Corp. III and PWP."

   Please revise this section to detail the steps that you took in order to ensure that your disclosure on page 152 remained accurate.

PWP Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 236

11.   Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a favorable or unfavorable impact on revenue or results of operations. For example, you attribute the decline in mergers and acquisitions activity in during the nine months ended September 30, 2020 to effects of the pandemic. Please discuss how trends in mergers and acquisitions activity, restructurings, and other drivers of revenues are expected to impact revenues and profitability. Refer to Item 303(a) of Regulation S-K and Section III.B.3 of Release No. 33-8350.

Results of Operations
Revenues, page 238

12.   Please revise your discussion on page 240 of the 24% decline in revenues in 2019 compared to 2018 to explain the underlying cause(s) of the decline. In this regard, disclosure of the declines in overall advisory clients from 197 to 179 and in advisory clients who paid fees in excess of $1 million from 105 to 100 does not explain why you had fewer clients in 2019. Consider discussing changes relative to industry benchmarks so that investors can better understand potential drivers of your revenues.

13.   You disclose that your business is organized around selected key industry sectors and geographic markets. Please disaggregate revenues for the periods presented by these key industry sectors and geographic markets and address material period over period changes

including how to evaluate from a market penetration perspective.

Cash Flows, page 248

14.   Please revise your disclosure to elaborate on the causes of cash outflows from operating activities in 2019 and the 2020 interim period. and whether this is a trend you expect to continue.

PWP Holdings LP and Subsidiaries
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Accounts Receivable, page F-44

15.   You disclose that three individual clients each accounted for greater than 10% of your accounts receivable at December 31, 2019 and 2018. At December 31, 2019 the aggregate amount for the three clients is disclosed as $43.4 million; an amount greater than the $34.3 million accounts receivable on your balance sheet. To the extent your 10% threshold in this note relates to the aggregation of your accounts receivable and accrued revenue balances, please revise your disclosure to clarify. Otherwise, tell us whether the $43.4 million amount is in error and revise your disclosure to clarify.

Note 8: Income Taxes, page F-59

16.   Please revise your disclosure to provide the net difference between the tax bases and reported amounts of your assets and liabilities as required by ASC 740-10-50-16.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Michelle Miller at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance